April 30, 2013

Expeditors International
of Washington, Inc.	BY EDGAR

1015 Third Avenue	Ms. Linda Cvrkel
12th Floor	Branch Chief
Seattle, WA 98104-1190	United States Securities and Exchange Commission
Washington, D.C. 20549
Tel: 206-674-3400
Fax: 206-682-9777	Re: Expeditors International of Washington, Inc.
Form 10-K for the year ended December 31, 2012
Filed February 27, 2013
File No. 000-13468

Dear Ms. Cvrkel:

In response to your letter of April 17, 2013, please see the discussion below, which corresponds to the numbered paragraphs in your letter.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,
Executive Summary, page 13 and, Results of Operations, page 16

1. We note that your MD&A discussion of your results of operations is focused solely on analyzing and discussing changes in net revenues whereas your financial statements present revenues and operating expenses on a gross basis. In light of the fact that revenues and related operating expenses are presented in your financial statements on a gross basis, we believe a detailed discussion of changes in gross revenues and related operating expenses is required in your discussion of your results of operations section of MD&A, since discussing changes in net revenues does not adequately explain all of the changes which occurred in both your gross revenues and related operating expenses as presented in your financial statements.

Response:

SEC Release No. 33-8350 (the Release) states that “the MD&A requirements are intended to satisfy three principal objectives:

•	to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•
to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission

MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business.”

The Release further emphasizes that “companies should identify and discuss key performance indicators, including non-financial performance indicators, that their management uses to manage the business and that would be material to investors”.

One of our Company's primary operational and financial measures is and has always been net revenue. While reporting conventions require that gross revenue and their associated direct transportation expenses be shown separately on the Statement of Earnings, net revenue, being nothing more than reported gross revenue less related transportation expenses, is the critical component of the Company's main internal management reporting system. Gross revenue and gross transportation expenses are not included in key management reports because in isolation, they provide inadequate financial context necessary to interpret their combined impact on the Company's operations. From the Company's inception, this net revenue focused management approach has been critically important to managing our business. It is our only true comprehensive measure for evaluating the critical ability to manage sell rates to customers with our ability to concentrate and leverage our purchasing power (buy rates) utilizing a variety of transportation carriers and optimal routings.

This is especially important since the markets in which we operate are highly dynamic and intensely competitive based primarily on price and quality of service. Further, we believe that independently focusing on either gross revenue or gross transportation expenses would not be as effective in measuring financial and operational effectiveness and could lead to negative consequences resulting from a disconnect between sell rates and buy rates. Since this is the way we manage our business and assess our own performance, we have always written our MD&A based on this premise.

The focus on net revenue is also indicative of a very key distinction that needs to be understood between non-asset based providers of integrated transportation services who “purchase” their transportation service requirements from third-party asset owners, and asset-based providers of those same services who deliver services by incurring “first-line” expenses (fuel, pilots, etc.) to operate their transportation assets. Because Expeditors is a non-asset based provider, the net revenue measurement is a key financial measure and is precisely why each functional manager with profit and loss responsibility at Expeditors uses a net revenue based analysis of operations to manage his or her geographic unit's profitability.

The most significant drivers of changes in gross revenue and gross transportation expenses are volume, sell rates and buy rates and any significant changes are discussed in our MD&A. Volume has a similar effect on the change in both gross revenue and gross transportation expenses and is therefore discussed for each of our three principal sources of revenue. As we discussed in our Form 10-K for the year ended December 31, 2012 (2012 Filing), for example, airfreight services revenue decreased 10.1% while airfreight consolidation operating expenses decreased 9.5%, resulting in a 12% decrease in net revenue in 2012 compared to 2011. As discussed on page 16 of our 2012 Filing, the most significant reasons for what was a 12% decline in net revenue are a:

“6% decrease in airfreight tonnage and a 7% decrease in net revenue per kilo…The decline in airfreight tonnage in 2012 can be attributed to an overall decrease in the global airfreight market as high technology consumer products continue to decrease in size and weight and customers improve supply-chain efficiency by utilizing deferred airfreight or ocean freight whenever possible, and a lower level of customer specific infrastructure and project related tonnage than experienced in 2011.”

This explains the largest component of the change in both gross revenue and related transportation expenses in the context of addressing the impact on net revenue.

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission

We also discussed the reasons for lower net revenue per kilo in 2012 compared to 2011 “as carriers reduced overall available capacity to manage market pricing and the Company was unable to implement corresponding price adjustments to its customers in a timely manner.” Because of these market conditions, the sell rates to our customers (gross airfreight services revenue) decreased more than our buy rates from air carriers (gross airfreight consolidation operating expenses) and when volumes increased in the fourth quarter of 2012, our buy rates from air carriers (gross airfreight consolidation operating expenses) increased ahead of our ability to implement sell rate increases to our customers (gross airfreight services revenue). This explains the remaining significant change to gross revenue and related transportation expenses.

As a non-asset based provider of integrated transportation services, sell rates and buy rates are highly correlated. As carriers implement price changes we in turn adjust our sell rates. We are not always fully successful in executing changes to our sell rates and there can be delays in the time needed to implement these changes, as we described in our 2012 Filing. When there is a disconnect between this historical sell and buy rate correlation, the impact of this change is discussed in our MD&A. Below are examples of these discussions:

Form 10-Q for the period ended March 31, 2011, page 13:
"The increase in airfreight tonnage is primarily due to improvements in the global economy and growth in market share. Net revenue per kilo in the first quarter of 2011 was higher as the Company benefited from limited spot market buying opportunities primarily in Asia."

Form 10-Q for the period ended June 30, 2011, page 15:
"The increase in net revenues can be attributed to a slower global economy in the second quarter of 2011, which led to the decrease in overall tonnage and the creation of limited spot market buying opportunities, particularly in Asia."

We believe that our historical disclosures meet the objectives outlined above and adequately explain all of the significant changes in revenues and related operating expenses and we believe the approach we have taken is consistent with the instructions to Item 303 which state that: “4. Where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant's business as a whole; Provided, however, That if the causes for a change in one line item also relate to other line items, no repetition is required and a line-by-line analysis of the financial statements as a whole is not required or generally appropriate. Registrants need not recite the amounts of changes from year to year which are readily computable from the financial statements. The discussion shall not merely repeat numerical data contained in the consolidated financial statements.”

In future filings we will link our discussion of changes in net revenue to the corresponding changes in gross revenue or related operating expenses to the extent adding such additional discussion would not be duplicative of the information already presented to allow readers to more easily associate these discussions to the consolidated statement of earnings.

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission

2. Additionally, since the measure “net revenues” does not appear in your financial statements and appears to represent a non-GAAP measure, we believe that if the Company wishes to present and discuss this measure in MD&A, its presentation should follow the discussion of your GAAP gross revenues and be accompanied by the disclosures outlined in Item 10(e) of Regulation S-K. In this regard, the non-GAAP measure, “net revenues” should be reconciled to the most comparable GAAP measure which appears to be gross revenues. Also, the disclosure of the measure should be accompanied by disclosure explaining why management believes the presentation of the non-GAAP measure is meaningful to potential investors and any additional purposes for which the measure is used by the Company's management.

Response:
Item 10 (e) (2) of Regulation S-K states, “a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that:
(i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or
(ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Item 10 (e) (4) of Regulation S-K states a “non-GAAP financial measure does not include operating and other financial measures and ratios or statistical measures calculated using exclusively one or both of:
(i) Financial measures calculated in accordance with GAAP; and

(ii) Operating measures or other measures that are not non-GAAP financial measures.”

As disclosed on page 16 of our 2012 Filing, net revenue is revenue less transportation expenses. Following this description and using the amounts on our Statement of Earnings, the 2012 net revenue amounts shown on page 16 of our 2012 Filing are calculated as follows:

•	airfreight services revenue of $2,600,916 less airfreight consolidation expenses of $1,983,696 equals airfreight services net revenue of $617,220;

•	ocean freight and ocean services revenue of $1,974,891 less ocean freight consolidation expenses of $1,542,170 equals ocean freight and ocean services net revenue of $432,721; and

•	customs brokerage and other services revenue of $1,405,136 less customs brokerage and other services expenses of $630,979 equals customs brokerage and other services net revenue of $774,157.

Net revenue does not exclude any amounts or include any other amounts or contain any adjustments that would have such an effect. Further, net revenue does not depict gross revenue or any other amount on our Statement of Earnings. Therefore, we do not believe net revenue is a non-GAAP measure. We believe that the disclosure below, which is included in our historical filings, adequately describes the calculation of net revenue and explains why we believe net revenue is meaningful to investors.

“The following table shows the consolidated net revenues (revenues less transportation expenses) attributable to the Company's principal services and the Company's expenses for 2012, 2011 and 2010 expressed as percentages of net revenues. Management believes that net revenues are a better measure than total revenues of the relative importance of the Company's principal services since total revenues earned by the Company as a freight consolidator include the carriers' charges to the Company for carrying the shipment whereas revenues earned by the Company in its other capacities include only the commissions and fees actually earned by the Company.”

Net revenue is not only a very common term used in our industry, it is also a very important financial concept when evaluating the financial performance of non-asset based logistics companies. We have utilized net revenue in our MD&A for over 25 years. As described in our response to comment one above, net revenue is one of our key operating and financial measures.

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission

In future filings we will expand our existing table to show revenue and related transportation expenses to arrive at net revenue and further describe why management believes net revenue is a meaningful operating and financial measure, as follows:

The following table shows the calculation of consolidated net revenues (revenues less transportation expenses) attributable to the Company's principal services and the Company's expenses for 2012, 2011 and 2010 expressed as percentages of net revenues. Management believes that net revenues are a better measure than are total revenues when analyzing and discussing management's effectiveness in managing the Company's principal services since total revenues earned by the Company as a freight consolidator must consider the carriers' charges to the Company for carrying the shipment, whereas revenues earned by the Company in its other capacities include primarily the commissions and fees actually earned by the Company. Net revenue is one of the Company's primary operational and financial measures that demonstrates the ability of the Company to manage sell rates to customers with its ability to concentrate and leverage its purchasing power (buy rates) through effective consolidation of shipments from multiple customers utilizing a variety of transportation carriers and optimal routings. Using net revenue also provides a commonality for comparison among various services.

	Year Ended December 31,
	2012	Percent of net revenues	2011	Percent of net revenues	2010	Percent of net revenues
Airfreight services:
Airfreight services revenues	$2,600,916		$2,893,474		$2,821,828
Airfreight consolidation expenses	1,983,696		2,193,122		2,181,598
Airfreight services net revenues	617,220	34%	700,352	37%	640,230	38%
Ocean freight services and ocean services:
Ocean freight and ocean services revenues	1,974,891		1,878,595		1,955,400
Ocean freight consolidation expenses	1,542,170		1,443,170		1,569,877
Ocean freight and ocean services net revenues	432,721	24	435,425	23	385,523	23
Customs brokerage and other services:
Customs brokerage and other services revenues	1,405,136		1,378,429		1,190,345
Customs brokerage and other services expenses	630,979		617,729		523,312
Customs brokerage and other services net revenues	774,157	42	760,700	40	667,033	39
Total net revenues	1,824,098	100	1,896,477	100	1,692,786	100
Overhead expenses:
Salaries and related costs	995,052	55	993,358	52	894,132	53
Other	298,248	16	284,792	15	251,424	15
Total overhead expenses	1,293,300	71	1,278,150	67	1,145,556	68
Operating income	530,798	29	618,327	33	547,230	32
Other income, net	19,595	1	19,701	1	16,838	1
Earnings before income taxes	550,393	30	638,028	34	564,068	33
Income tax expense	217,424	12	251,785	13	219,863	13
Net earnings	332,969	18	386,243	21	344,205	20
Less net (losses) earnings attributable to the noncontrolling interest	(391)	-	564	-	33	-
Net earnings attributable to shareholders	$333,360	18%	$385,679	21%	$344,172	20%

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission

3. Furthermore, we note from the disclosures provided in Notes 1K and Note 10 to the Company's financial statements that the Company's operations are organized functionally into geographic operating segments. Although your MD&A discussion of your operating results does briefly describe certain changes in net revenues by geographic area, we believe a more robust discussion of changes in the gross revenues and operating income of your various geographic segments as presented in Note 10 to your financial statements should be provided in MD&A. Please confirm that you will revise future filings to include a robust discussion of the revenues and operating income of your various geographic operating segments.

Response:

Item 303 of Regulation S-K states that a registrant should include a discussion of segment information in MD&A to the extent that, based upon management's judgment, it would be beneficial in understanding the registrant's business. Our Company is organized functionally in geographic operating segments and the segment disclosure in Note 10 on page F-17 as prescribed by the disclosure criteria in Financial Accounting Standards Board Accounting Standards Codification Topic 280 “Segment Reporting” includes six geographic reporting segments - United States, Other North America, Latin America, Asia Pacific, Europe and Africa and Middle East and India. These geographic reporting segments are not indicative of meaningful operating differences among these segments.

The Release specifically states “Companies also should focus on an analysis of the consolidated financial condition and operating performance, with segment data provided where material to an understanding of consolidated information. Segment discussion and analysis should be designed to avoid unnecessary duplication and immaterial detail that is not required and does not promote understanding of a company's overall financial condition and operating performance.”

As disclosed on page 1 of our 2012 Filing, "the Company is engaged in the business of providing global logistics services. The Company offers its customers a seamless international network supporting the movement and strategic positioning of goods. The Company's services include the consolidation or forwarding of air and ocean freight. In each United States office, and in many overseas offices, the Company acts as a customs broker. The Company also provides additional services including value-added distribution, vendor consolidation, cargo insurance, domestic time definite transportation services, purchase order management and customized logistics solutions." This model is consistently applied in each country in which we operate.

We operate 188 full services offices in 63 countries which offer the same or similar services. The mix of services can vary from office to office based on the nature of the local economy, but this mix of business does not tend to change significantly period-over-period. For example, our office in Hong Kong has been mostly export oriented whereas our office in Los Angeles is predominately import oriented. Further, there is a symbiotic relationship between offices as the majority of our shipments cross international boundaries and “segment” boundaries. No region can stand on its own. As described on page 14 of our 2012 Filing:

“The Company's business involves shipments between operating units and typically touches more than one geographic area. The nature of the international logistics business necessitates a high degree of communication and cooperation among operating units. Because of this interrelationship between operating units, it is very difficult to look at one geographic area and draw meaningful conclusions as to its contribution to the Company's overall success on a stand-alone basis.”

Due to the relatively homogeneous nature of our worldwide operations, the consistency of our operating model and the symbiotic relationship between offices and geographic regions, we believe any additional segment discussion and analysis would not be material to investors and could result in users of financial statement incorrectly assuming that individual geographic segments are more “stand-alone” than they in fact are.

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission

When preparing our MD&A disclosures, we consider material segment-specific activity impacting the results of our operations that, in our judgment, would be necessary for a reader to better understand the results of operations. As we have historically done in our filings, as demonstrated in the examples provided in our response to comment one above, we will continue to disclose material segment-specific activity impacting the results of operations.

*    *    *    *    *

As you requested, we acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by telephone at 206-674-3412 if you have any questions or further comments.

Sincerely,

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

/s/ Bradley S. Powell
Bradley S. Powell
Senior Vice President and Chief Financial Officer